Contact

www.linkedin.com/in/
angelastockdall (LinkedIn)

Top Skills

Accounting

Generally Accepted Accounting
Principles (GAAP)

Executive Management

Angela Stockdall

Fractional CFO

Portland, Oregon Metropolitan Area

Summary

I began my finance career in Silicon Valley and have over 15 years
of experience in the CFO seat.   I've partnered with CEOs in various
industries to develop and attain operational and strategic initiatives.
These include mergers and acquisitions, divestitures, multiple ERP
implementations and developing key drivers for success. In addition
to understanding the story behind the financial statements, I'm an
innovative problem solver and change manager. My overarching
goal is to provide clarity and confidence to decision makers by
utilizing data driven metrics.

Experience

Arkona, LLC.
Fractional CFO
August 2021 - April 2023 (1 year 9 months)
Remote

Active911
Chief Financial Officer
2020 - 2021 (1 year)

PEAK Internet
Chief Financial Officer
2015 - 2019 (4 years)

Oregon State University
Executive Director (acting CFO) of USSE
2014 - 2015 (1 year)

University of Oregon Foundation
Director Of Accounting Services
2013 - 2014 (1 year)

James W. Fowler Co.
Chief Financial Officer
2006 - 2013 (7 years)

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Education

San Jose State University

Bachelor of Business Administration - BBA, Accounting and Finance